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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D
                                 (RULE 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                   ----------

                              USA DETERGENTS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   902938 10 9
                                 (CUSIP Number)

                                MARK A. BILAWSKY
                  VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            CHURCH & DWIGHT CO., INC.
                            469 NORTH HARRISON STREET
                        PRINCETON, NEW JERSEY 08543-5297
                                 (609) 683-5900
                           (FACSIMILE) (609) 683-5092
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 MARCH 30, 2001
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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     This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") relates to that certain Schedule 13D, filed on February 20, 2001 (the "Schedule 13D"), of Church & Dwight Co., Inc., a Delaware corporation, as amended on February 21, 2001.

ITEM 1. SECURITY AND ISSUER.

     This Amendment No. 2 relates to shares of common stock, par value $0.01 per share, of USA Detergents, Inc., a Delaware corporation ("USAD"). The address of USAD's principal executive offices is 1735 Jersey Avenue, North Brunswick, New Jersey 08902.

ITEM 2. IDENTITY AND BACKGROUND.

     This Amendment No. 2 is filed by Church & Dwight Co., Inc., a Delaware corporation ("C&D"). C&D's principal business is the production of sodium bicarbonate (popularly known as baking soda) and sodium bicarbonate-based products, along with other products which use the same raw materials or technology or are sold into the same markets. The address of C&D's principal executive offices is 469 North Harrison Street, Princeton, New Jersey 08543. The name, citizenship, principal occupation and address of each executive officer and director of C&D as of the date of this Amendment No. 2 is set forth on
Schedule I, which is incorporated by reference herein.

     During the last five years, neither C&D nor any of its directors and executive officers set forth on Schedule I has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which, as a result of such proceeding, C&D or such director or executive officer was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 to the Schedule 13D is hereby amended to add the following:

     This Amendment No. 2 is filed in connection with the execution and delivery of that certain Agreement and Plan of Merger, dated as of March 30, 2001 (the "Merger Agreement"), by and among C&D, US Acquisition Corp. ("Purchaser") and USAD. Pursuant to the Merger Agreement, C&D expects to acquire all of the outstanding shares of USAD for $7.00 per share. C&D estimates the total transaction cost, including the assumption of debt, at approximately $120 million. C&D intends to finance the acquisition with bank debt.

ITEM 4. PURPOSE OF TRANSACTION.

     Item 4 to the Schedule 13D is hereby amended to add the following:

     The purpose of C&D's proposed acquisition of USAD shares under the Merger Agreement is to acquire control of, and the entire equity interest in, USAD. Pursuant to the Merger Agreement, C&D expects to acquire all of the outstanding shares of USAD for $7.00 per share in an all-cash transaction, which is structured as a cash tender offer for at least 51% of the outstanding USAD shares (on a fully-diluted basis, not including out-of-the-money options), followed by a merger at the same price per share. If C&D acquires at least 51% of the outstanding USAD shares in the tender offer, C&D will be entitled to designate directors on USAD's board of directors. If C&D acquires at least 90% of the outstanding USAD shares in the tender offer, C&D would own a sufficient number of shares to approve the merger without the approval of any other USAD stockholders. Upon completion of the merger, the Certificate of Incorporation and Bylaws of Purchaser will become the Certificate of


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

Incorporation and Bylaws of USAD. The completion of the transaction contemplated by the Merger Agreement may (i) cause the USAD shares to become delisted from The Nasdaq National Market System and/or (ii) cause the USAD shares to become eligible for deregistration under the Securities Exchange Act of 1934.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 to the Schedule 13D is hereby amended to add the following:

     Pursuant to the Merger Agreement, C&D expects to acquire all of the outstanding shares of USAD for $7.00 per share in an all-cash transaction, which is structured as a cash tender offer for at least 51% of the outstanding USAD shares (on a fully-diluted basis, not including out-of-the-money options), followed by a merger at the same price per share. The consummation of the tender offer is subject to customary conditions, including expiration of applicable waiting periods under the antitrust/merger control laws of the United States.

     If the transaction is not consummated under certain circumstances, the Merger Agreement obligates USAD to pay C&D a fee of $4 million. USAD is also obligated, if the transaction is not consummated under certain circumstances, to reimburse C&D up to $2 million of expenses. In no event may the fee and the expense reimbursements exceed $5 million in the aggregate.

     The foregoing discussion of the general terms of the Merger Agreement is intended only to be summary and is qualified in its entirety by reference to the form of Merger Agreement filed herewith as an exhibit and incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 to the Schedule 13D is hereby amended to add the following:

     2.1 Agreement and Plan of Merger, dated as of March 30, 2001, by and among C&D, Purchaser and USAD

     99.4   Joint Press Release, dated as of April 2, 2001, by C&D and USAD


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                                                                      SCHEDULE I

     The following table sets forth the name and present principal occupation of each director and executive officer of C&D. Unless otherwise indicated below, each occupation set forth opposite each person refers to employment with C&D. Unless otherwise indicated, the business address of each such person is c/o Church & Dwight Co., Inc. at 469 North Harrison Street, Princeton, New Jersey 08543-5297 and each such person is a citizen of the United States.


DIRECTORS AND EXECUTIVE OFFICERS        PRESENT PRINCIPAL EMPLOYMENT
--------------------------------        ----------------------------
Robert A. Davies, III*                  Chairman and Chief Executive
                                        Officer of C&D.

William R. Becklean*                    Managing Director of
                                        SunTrust Equitable Securities, the
                                        investment banking subsidiary of
                                        SunTrust Bank.

Robert H. Beeby*                        Retired in 1991 as President and Chief
                                        Executive Officer of Frito-Lay, Inc., the
                                        nation's largest manufacturer of snack food.

Rosina B. Dixon, M.D.*                  Consultant to the pharmaceutical industry.

J. Richard Leaman, Jr.*                 Retired in May 1995 as President and
                                        Chief Executive Officer of S.D. Warren
                                        Company, a producer of coated printing
                                        and publishing papers.

Robert D. Leblanc*                      President and Chief Executive Officer of
                                        Handy & Harman, a diversified
                                        industrial manufacturer.

John F. Maypole*                        Managing Partner, Peach State Real Estate
                                        Holding Company, a family investment
                                        partnership.

Robert A. McCabe*                       Chairman of Pilot Capital Corporation,
                                        whose business is providing equity
                                        financing for private companies.

Dwight C. Minton*                       Chairman Emeritus of C&D.

Burton B. Staniar*                      Chairman of Knoll, Inc.,
                                        a global office furnishings company.

John O. Whitney*                        Professor and Executive Director,
                                        the Deming Center for Quality Management
                                        at Columbia Business School.

Jon L. Finley*                          President and Chief Operating Officer of C&D.

Raymond L. Bendure, Ph.D.               Vice President, Research and Development.

Mark A. Bilawsky                        Vice President, General Counsel and Secretary.

Mark G. Conish                          Vice President, Operations.

Steven P. Cugine                        Vice President, Human Resources.

Zvi Eiref                               Vice President, Finance and
                                        Chief Financial Officer.

Henry Kornhauser                        Vice President, Advertising.

Dennis M. Moore                         Vice President, Arm & Hammer Division Sales.


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

DIRECTORS AND EXECUTIVE OFFICERS        PRESENT PRINCIPAL EMPLOYMENT
--------------------------------        ----------------------------
John R. Burke                           Vice President, Financial Analysis and
                                        Planning for the Arm & Hammer Division.

Kenneth S. Colbert                      Vice President, Logistics.

Anthony J. Falotico                     Vice President, Process Development,
                                        Packaging and Fabric Care Product Development.

Alfred H. Falter                        Vice President, Procurement.

W. Patrick Fielder                      Vice President Basic Chemicals,
                                        Specialty Products Division.

Gary P. Halker                          Vice President, Controller and
                                        Chief Information Officer.

Jaap Ketting                            Vice President, International Finance
                                        for the Specialty Products Division.

Larry B. Koslow                         Vice President Marketing Personal Care,
                                        Arm & Hammer Division.

Ronald D. Munson                        Vice President Animal Nutrition,
                                        Specialty Products Division.

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*Member of C&D's Board of Directors.


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                                    SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 2 to
Schedule 13D is true, complete and correct.

Dated: April 4, 2001                    Church & Dwight Co., Inc.
                                        a Delaware corporation

                                        By:     /s/ Mark A. Bilawsky
                                                -----------------------------
                                        Name:   Mark A. Bilawsky
                                        Title:  Vice President, General Counsel
                                                and Secretary


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

                                  EXHIBIT INDEX


 Exhibit
 Number                            Description
 -------                           -----------

   2.1 Agreement and Plan of Merger, dated as of March 30, 2001, by and among C&D, Purchaser and USAD(1)

  10.1 Limited Liability Company Operating Agreement of Armus, LLC, dated as of June 14, 2000, between C&D and USAD(2)

  10.2 Stock Purchase Agreement, dated as of June 14, 2000, among USAD, C&D and Frederick R. Adler(2)

  99.1 Put and Call Agreement, dated as of June 14, 2000, between Frederick R. Adler and C&D(3)

  99.2 Registration Rights Agreement, dated as of June 14, 2000, among Frederick R. Adler, USAD and C&D(4)

  99.3 Voting Agreement, dated as of June 14, 2000, among certain stockholders of USAD, USAD and C&D(4)

  99.4      Press Release, dated as of April 2, 2001, by C&D and USAD(1)

-----------------
(1) Incorporated herein by reference to USAD's Current Report on Form 8-K, filed on April 3, 2001.

(2) Incorporated herein by reference to C&D's Quarterly Report on Form 10-Q, filed on August 14, 2000.

(3) Incorporated herein by reference to Schedule 13D, filed on June 21, 2000, of Frederick R. Adler.

(4) Incorporated herein by reference to C&D's Amendment No. 1 to Schedule 13D, filed on February 21, 2001.